Woori Finance Holdings’ Preliminary Financial Performance Figures
for the First Half of 2010

The preliminary financial performance figures for Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) for the six-month period ended on June 30, 2010, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase			% Change Increase
Item		2Q 2010	1Q 2010	(Decrease)		2Q 2009	(Decrease)
Revenue	Specified Quarter	10,510,490	9,225,771	13.93		10,597,590	(0.82)
	Cumulative Basis	19,736,261	9,225,771	—		34,826,174	(43.33)
Operating Income	Specified Quarter	(38,101)	843,861	N/A	*	398,234	N/A	*
	Cumulative Basis	805,760	843,861	—		689,196	16.91
Income before	Specified Quarter	(6,339)	847,997	N/A	*	382,011	N/A	*
Income Tax Expense	Cumulative Basis	841,658	847,997	—		634,058	32.74
Net Income	Specified Quarter	(40,574)	573,017	N/A	*	223,126	N/A	*
	Cumulative Basis	532,443	573,017	—		385,399	38.15

*N/A = Not applicable

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

Woori Bank’s Preliminary Financial Performance Figures
for the First Half of 2010

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, for the six-month period ended on June 30, 2010, on a non-consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		2Q 2010	1Q 2010	(Decrease)	2Q 2009	(Decrease)
Revenue	Specified Quarter	8,010,252	6,839,807	17.11	8,978,529	(10.78)
	Cumulative Basis	14,796,338	6,839,807	—	29,648,533	(50.09)
Operating Income	Specified Quarter	985	581,051	(99.83)	200,790	(99.51)
	Cumulative Basis	582,036	581,051	—	387,630	50.15
Income before	Specified Quarter	16,811	565,773	(97.03)	221,617	(92.41)
Income Tax Expense	Cumulative Basis	582,584	565,773	—	395,516	47.30
Net Income	Specified Quarter	23,174	459,808	(94.96)	171,324	(86.47)
	Cumulative Basis	482,982	459,808	—	338,777	42.57

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.